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                                 PHYTERA, INC
                               Four Biotech Park
                             377 Plantation Street
                        Worcester, Massachusetts  01605

                                April 16, 1999

BY EDGAR
--------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

     Re:  Phytera, Inc.
          Registration Statement on Form S-1
          (Registration No. 333-66259)
          ----------------------------

Gentlemen and Ladies:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Phytera, Inc. (the "Company") hereby requests that the Company's Registration Statement on Form S-1 (Registration No. 333-66259), and all exhibits thereto, be withdrawn effective immediately. The Company is withdrawing the Registration Statement, which was declared effective by order of the commission on February 10, 1999, because the proposed initial public offering under the Registration Statement was abandoned due to market conditions. No securities were sold or will be sold under the Registration Statement.

     If you have any questions with respect to this letter, please call either Lynnette C. Fallon of the law firm Palmer & Dodge LLP at (617) 573-0220 or me at
(508) 792-6800.


                                         Sincerely,

                                         PHYTERA, INC.


                                         By:  /s/ Malcolm Morville
                                         --------------------
                                         Malcolm Morville
                                         President and Chief Executive Officer


cc:  Heather Maples, Esq.
     Lynnette C. Fallon, Esq.